Exhibit (h)(5)(c)

Forethought Life Insurance Company
Attn: stephanie.adams@gafg.com; Deb.Schunder@gafg.com

Distributor Consolidation Overview

As part of Franklin Templeton’s continued review of its operations and structure following the January 2024 acquisition of Putnam Investments, the decision has been made to consolidate its distributor entity structure. Currently, Putnam Retail Management Limited Partnership (“PRM”) serves as the principal underwriter and distributor of the Putnam family of investment companies, 529 plan options, and other U.S. pooled fund vehicles (“Putnam Funds”) and Franklin Distributors, LLC (“FD, LLC”) serves as the principal underwriter and distributor of the Franklin Templeton family of investment companies and certain other fund products. PRM and FD, LLC are both wholly-owned subsidiaries of Franklin Resources, Inc. On or about August 2, 2024, PRM will merge into FD, LLC. As a result, FD, LLC will be appointed as the principal underwriter and distributor of the Putnam Funds, and FD, LLC will assume all rights and obligations of PRM under the related agreements for the Putnam Funds.

Your firm is currently a party to a Dealer Sales, Dealer Service, Financial Institution Sales, Financial Institution Service, Municipal Fund Securities Sales, Participation, Marketing Support or similar selling, revenue sharing or services agreement(s), as amended to date (the “Agreement”), relating to the purchase, sale, marketing support or servicing of certain Putnam Funds whose Distributor is PRM. Because the proposed Distributor change, as a merger between two wholly-owned affiliate entities under the same Franklin Templeton leadership, is not an assignment for legal purposes, it is generally not necessary to repaper PRM’s agreements. Instead, this notification is being sent as an update and amendment on notice to your Agreement to reflect the change in distributor entity from PRM to FD, LLC. In addition, for any Agreement that relates to the payment of service fees derived from a 12b-1 plan adopted by a Putnam Fund, the Agreement is also amended to provide that all service fee payments to you are subject to the limitations contained in each Putnam Fund’s distribution plan, which may be varied or discontinued at any time, such as by action by the Fund’s Board or due to regulatory change, and you shall waive the right to receive service fee payments to the extent any applicable Fund fails to make payments to FD, LLC under its distribution plan. These industry-standard terms are intended as a clarification, and only apply if your Agreement does not already include them.

The changes described in the paragraph above shall not alter in any way the current fee rates or arrangements in place with PRM. In addition, this notification will not apply to agreements relating to any funds domiciled in jurisdictions other than the United States.

Please do not hesitate to contact your Franklin Templeton representative should you have any questions or concerns in relation to anything raised above or email the Intermediary Client Onboarding Group at US_ICO@franklintempleton.com.

Sincerely,

Putnam Retail Management Limited Partnership	Franklin Distributors, LLC

© 2021 Franklin Templeton Investments. All rights reserved.